Mail Stop 3561

May 14, 2008

Max Weissengruber
President
Freshwater Technologies, Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario
Canada M2J 1G8

> **Re:** **Freshwater Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 30, 2008**
> **File No. 333-140595**

Dear Mr. Weissengruber:

We have reviewed your amendment and have the following comments.   Please feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Operation, page 35

1.   We note that you eliminated your inventory balance by recording an inventory impairment charge of $60,525 during fiscal year 2007. Considering you will need to procure additional inventory in order to continue as a distributor of water purification products, please revise your filing to discuss any changes in your business strategy, liquidity, and/or capital resources related to your determination that your inventory did not have any value. For example, please tell us and disclose if you intend to expand or contract your product lines or if you have purchased or intend to purchase a material amount of inventory in the current fiscal year and, if so, how those events will impact your estimated working capital during the next twelve month period and how those products will differ from the impaired inventory. Please also disclose if you intend to continue purchasing inventory from your key suppliers in the future or if you are seeking alternative supply relationships.

Statements of Operations, page F-3

2.   We have reviewed your response to comment 1 in our letter dated February 11, 2008 and note that your inception to date statement of operations reflects $460,173 of revenues and a provision for uncollectible accounts receivable of $416,196. Since these amounts suggest approximately 90% of your cumulative revenues were uncollectible, please explain why you believe you did not overstate revenue by recognizing revenue that did not meet the collectibility criterion. Please revise your statement of operations to eliminate the amount of revenue which did not meet this revenue recognition criterion or explain in further detail why the revenues were reasonably assured of collectibility.

                              *   *   *

        You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or in his absence James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Kari Richardson, Esq.
        Clark Wilson LLP
        Fax: (604) 687-6314